Multimedia, Inc. logo appears here


July 20, 1994




Mr. Douglas J. Greenlaw
Whittle Communications
333 Main Street
Knoxville, TN 37902-1807

Dear Doug:

This letter confirms that you will join Multimedia on August 1, 1994, as president and chief operating officer. Your base pay will be at the annual rate of $400,000 a year. You will also receive a bonus at the end of this calendar year of $100,000. For services rendered during 1995, you will be entitled to a bonus equal to the greater of the bonus due as a participant in the corporate bonus program as then in effect; or, $100,000 plus one-half of the bonus due under the bonus plan then in effect. (This provides a minimum bonus of $200,000 for the period August 1, 1994 through June 30, 1995). Additionally, we understand that you may lose approximately $150,000 in leaving your present employment in bonus amounts which would otherwise be payable to you on or about September 1, 1994. In the event this occurs, Multimedia would pay you $150,000 (subject to applicable tax withholdings) to compensate you for the bonus you would have received by remaining with your present employer.

In the event you are terminated by Multimedia without cause during the period beginning August 1, 1994, and ending July 31, 1996, the company will pay you a lump sum payment equal to your annual base salary then in effect.

You have been elected to membership on the board of directors of Multimedia, Inc. and as member of the Multimedia Management Committee and also as an ex officio member of the several committees of the board, all effective as of August 1, 1994.

On joining the company you will be included in the Management Committee Executive Salary Protection Plan with provision for payment to your survivor of $250,000 the first year and $125,000 for nine years thereafter (or until you would have reached age 65) in the event of your death while employed by Multimedia, provided insurance required by the plan is reasonably obtainable.

You will also be enrolled in the Multimedia pension plan under our normal procedures and you will be eligible to participate in our Executive Medical Plan which generally reimburses one hundred percent of covered medical and dental costs.

Other executive benefits to which you will be entitled include an allowance for automobile expense of $8,160 per year, payable in twenty-six equal payments throughout the year, and to a payment of $4,000 per year for personal estate and tax planning.

We understand that you will move your home to Greenville as soon as possible, and Multimedia will reimburse you for your moving expenses.

The foregoing arrangements are made with the approval of the board of directors by resolutions duly adopted at its meeting today.

In addition to the foregoing, the Multimedia Stock Option Committee has this date granted to you an option to purchase at today's market price 50,000 shares of the common stock of the corporation in accordance with terms and provisions set forth in the option grant, which becomes exercisable at the rate of twenty percent per year commencing on June 30, 1995, and an additional twenty percent per on each succeeding June 30 as set forth in such grant.

We look forward to working with you.

Sincerely,

signature of Donald D. Sbarra appears here

DONALD D. SBARRA
Chairman of the Board





Accepted:
signature of Douglas J. Greenlaw appears here

DOUGLAS J. GREENLAW
July 20, 1994